[FORM OF [SERIES A-1 PRIORITY]1 [SERIES A-2 PRIORITY]2 [SERIES B-1 PARITY]3 [SERIES B-2 PARITY]4 SECURED NOTE]

UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [DECEMBER [   ], 2014]5 [   ]6.

BANRO CORPORATION

[SERIES A-1 PRIORITY] [SERIES A-2 PRIORITY] [SERIES B-1 PARITY] [SERIES B-2 PARITY] SECURED NOTE

Issuance Date: [August [   ], 2014]7 [   ]8          Original Principal Amount: U.S. $[   ]

     FOR VALUE RECEIVED, Banro Corporation, a corporation organized under the federal laws of Canada (the "Company"), hereby promises to pay to [BUYER] or its registered assigns (the "Holder") in cash the amount set out above as the Original Principal Amount (as may be reduced pursuant to the terms hereof pursuant to redemption or otherwise, and as may be increased to include the amount of any Capitalized Interest (as defined below) [and/or any Exchange Amount (as defined below)]9, the "Principal") when due, whether upon the Maturity Date (as defined below), acceleration, redemption or otherwise (in each case in accordance with the terms hereof) and to pay interest ("Interest") on any outstanding Principal at the applicable Interest Rate from the date set out above as the Issuance Date (the "Issuance Date") until the same becomes due and payable, whether upon an Interest Date (as defined below), the Maturity Date, acceleration, redemption or otherwise (in each case in accordance with the terms hereof). This [Series A-1 Priority] [Series A-2 Priority] [Series B-1 Parity] [Series B-2 Parity] Secured Note (including all [Series A-1 Priority] [Series A-2 Priority] [Series B-1 Parity] [Series B-2 Parity] Secured Notes issued in exchange, transfer or replacement hereof, this "Note") is one of an issue of [Series A-1 Priority] [Series A-2 Priority] [Series B-1 Parity] [Series B-2 Parity] Secured Notes issued pursuant to the Transaction Documents on [the Initial Closing Date]10

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1 Insert in Initial Priority Notes (as defined in the Securities Purchase Agreement).
2 Insert in Additional Priority Notes (as defined in the Securities Purchase Agreement).
3 Insert in Initial Parity Notes (as defined in the Securities Purchase Agreement).
4 Insert in Additional Parity Notes (as defined in the Securities Purchase Agreement).
5 Insert in Initial Parity Notes, in Initial Priority Notes and in Additional Priority Notes issued on an Exchange Date pursuant to Section 11 of the Parity Notes.
6 Insert in Additional Parity Notes and Additional Priority Notes issued on an Additional Closing Date (as defined in the Securities Purchase Agreement) the date that is 4 months and 1 day after the applicable Additional Closing Date.
7 Insert Initial Closing Date (as defined in the Securities Purchase Agreement) in Initial Priority Notes and in Initial Parity Notes.
8 Insert, as applicable (i) the Additional Parity Closing Date (as defined in the Securities Purchase Agreement) in Additional Parity Notes, (ii) the applicable Additional Priority Closing Date (as defined in the Securities Purchase Agreement) in Additional Priority Notes or (iii) the applicable Exchange Date in Additional Priority Notes issued on an Exchange Date pursuant to Section 11 of the Parity Notes.
9 Insert in Additional Priority Notes issued on an Exchange Date pursuant to Section 11 of the Parity Notes.
10 Insert in Initial Priority Notes and in Initial Parity Notes.

[the Additional Parity Closing Date (as defined in the Securities Purchase Agreement)]11 [an Exchange Date (as defined in the Parity Notes)]12 [an Additional Priority Closing Date (as defined in the Securities Purchase Agreement)]13 (collectively, the "Other Notes") and all such other Secured Notes, if any, that have been issued pursuant to the Transaction Documents (as defined below) (collectively the "Additional Notes", and together with the Other Notes, the "Notes"). Certain capitalized terms used herein are defined in Section 28.

     (1) PAYMENTS OF PRINCIPAL; PREPAYMENT.

          (a) On the Maturity Date, the Company shall pay to the Holder an amount in cash representing all outstanding Principal, accrued and unpaid Interest and any other amount due hereunder. The "Maturity Date" shall be July 31, 2016, as may be extended at the option of the Holder (i) in the event that, and for so long as, an Event of Default (as defined in Section 4(a)) shall have occurred and be continuing on the Maturity Date (as may be extended pursuant to this Section 1(a)) or any event shall have occurred and be continuing on the Maturity Date (as may be extended pursuant to this Section 1(a)) that with the passage of time and the failure to cure would result in an Event of Default and (ii) through the date that is ten (10) Business Days after the consummation of a Change of Control.

          (b) The Company may redeem all or a portion of the outstanding Redemption Amount on any Interest Date (as defined in Section 2) (a "Prepayment" and the Interest Date the Company so redeems the Note, a "Prepayment Date") at a price equal to such portion of the Redemption Amount being redeemed (the "Prepayment Price"), provided, however, that the Company delivers a written notice to the Holder at least ten (10) Business Days prior to the applicable Prepayment Date notifying the Holder of its intention to redeem the Note and specifying the applicable Prepayment Price; provided, further, that if the Company elects to make a Prepayment (i) the Company must prepay at least $5,000,000 of the aggregate Principal amount of all Notes then outstanding (or such lesser aggregate Principal amount that is then outstanding under all Notes) with any accrued and unpaid Interest on such Principal amount and (ii) the Company must first redeem pursuant to this Section 1(b) the Priority Notes, if any, that are then outstanding and may only redeem pursuant to this Section 1(b) the Parity Notes after the Priority Notes have been repaid in full. If the Company elects to redeem all or a portion of the outstanding Redemption Amount of this Note pursuant to this Section 1(b) then it must simultaneously redeem the Other Notes in the same proportion. Other than as specifically permitted by this Note, the Company may not optionally prepay or redeem any portion of the outstanding Principal or accrued and unpaid Interest. Redemptions pursuant to this Section 1(b) shall be made in accordance with the provisions of Section 7.

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11 Insert in Additional Parity Notes.
12 Insert in Additional Priority Notes issued on an Exchange Date pursuant to Section 11 of the Parity Notes.
13 Insert in Additional Priority Notes.

     (2) INTEREST. Interest on this Note shall commence accruing on the Issuance Date at the Interest Rate and shall be computed on the basis of a 360-day year and actual number of days elapsed and shall be payable in arrears for each calendar month on the last Business Day of each calendar month after the Issuance Date (each, an "Interest Date") with the first (1st) Interest Date being August 29, 2014. Interest shall be payable on each Interest Date, to the record holder of this Note on the applicable Interest Date in cash by wire transfer of immediately available funds pursuant to wire instructions provided by the Holder in writing to the Company ("Cash Interest"); provided, however, that the Company may, at its option following written notice (an "Interest Election Notice") to the Holder on or prior to the date that is five (5) Business Days (an "Interest Notice Due Date") immediately preceding any Interest Date occurring on or prior to July 31, 2015, capitalize Interest due on such Interest Date by adding the accrued Interest at the Interest Capitalized Rate to then outstanding Principal of this Note (the "Capitalized Interest") instead of paying Cash Interest. Each Interest Election Notice shall be irrevocable with respect to the next succeeding Interest Date. If the Company does not timely deliver an Interest Election Notice on or prior to the applicable Interest Notice Due Date, then the Interest shall be paid as Cash Interest on the applicable Interest Date. Any election by the Company to capitalize Interest on an Interest Date pursuant to this Section 2 must be made with respect to all outstanding Notes. Interest on this Note shall accrue at the Interest Rate. Accrued and unpaid Interest shall be payable by way of inclusion of the Interest in the Redemption Amount on each Redemption Date. From and after the occurrence and during the continuance of an Event of Default, the Interest Rate shall be increased by five percent (5.0%). In the event that such Event of Default is subsequently cured, the adjustment referred to in the preceding sentence shall cease to be effective as of the date of such cure; provided, that the Interest as calculated and unpaid at such increased rate during the continuance of such Event of Default shall continue to apply to the extent relating to the days after the occurrence of such Event of Default through and including the date of cure of such Event of Default. Whenever interest or fees payable by the Company are calculated on the basis of a period which is less than the actual number of days in a calendar year, each rate of interest and fee determined pursuant to such calculation is, for the purpose of the Interest Act (Canada), equivalent to such rate multiplied by the actual number of days in the calendar year in which such rate is to be ascertained and divided by the number of days used as the basis of such calculation. The principle of deemed reinvestment of interest does not apply to any interest calculation hereunder, and the rates of interest stipulated herein are intended to be nominal rates and not effective rates or yields.

     (3) REGISTRATION; BOOK-ENTRY; ASSIGNMENT. The Company shall maintain a register (the "Register") for the recordation of the names and addresses of the holders of each Note and the Principal amount of the Notes (and stated interest thereon) held by such holders (the "Registered Notes"). The entries in the Register shall be conclusive and binding for all purposes absent manifest error. The Company and the holders of the Notes shall treat each Person whose name is recorded in the Register as the owner of a Note for all purposes, including, without limitation, the right to receive payments of Principal and Interest, if any, hereunder, notwithstanding notice to the contrary. A Registered Note may be assigned or sold in whole or in part only by registration of such assignment or sale on the Register. Upon its receipt of a request to assign or sell all or part of any Registered Note by the Holder, the Company shall record the information contained therein in the Register and issue one or more new Registered Notes in the same aggregate Principal amount as the Principal amount of the surrendered Registered Note to the designated assignee or transferee pursuant to Section 13. Notwithstanding anything to the contrary in this Section 3, the Holder may assign any Note or any portion thereof to an Affiliate of such Holder or a Related Fund of such Holder without delivering a request to assign or sell such Note to the Company and the recordation of such assignment or sale in the Register (a "Related Party Assignment"); provided, that (x) the Company may continue to deal solely with such assigning or selling Holder unless and until such Holder has delivered a request to assign or sell such Note or portion thereof to the Company for recordation in the Register; (y) the failure of such assigning or selling Holder to deliver a request to assign or sell such Note or portion thereof to the Company shall not affect the legality, validity, or binding effect of such assignment or sale and (z) such assigning or selling Holder shall, acting solely for this purpose as a non-fiduciary agent of the Company, maintain a register (the "Related Party Register") comparable to the Register on behalf of the Company, and any such assignment or sale shall be effective upon recordation of such assignment or sale in the Related Party Register. Notwithstanding anything to the contrary set forth herein, upon redemption of any portion of this Note in accordance with the terms hereof, the Holder shall not be required to physically surrender this Note to the Company unless (A) the entire Redemption Amount of this Note is being redeemed or (B) the Holder physically surrendered this Note and requested that the Company issue a new Note with the remaining unredeemed portion of the Redemption Amount of this Note. The Holder and the Company shall maintain records showing the Principal and Interest redeemed and the dates of such redemptions or shall use such other method, reasonably satisfactory to the Holder and the Company, so as not to require physical surrender of this Note upon redemption.

     (4) RIGHTS UPON EVENT OF DEFAULT.

          (a) Event of Default. Each of the following events shall constitute an "Event of Default":

          (i) (A) the suspension from trading of the Common Shares for a period of three (3) consecutive Trading Days or for more than an aggregate of ten (10) Trading Days in any 365-day period or (B) failure of the Common Shares to be listed on the Eligible Markets;

          (ii) the Company's failure to pay to the Holder any amount of Principal, Interest or other amounts when and as due under this Note (including, without limitation, the Company's failure to pay any redemption or other amounts as due), any Collateral Document or any other Transaction Document, except, in the case of a failure to pay Interest when and as due, in which case only if such failure continues for a period of at least an aggregate of two (2) Business Days;

          (iii) any default under, redemption of or acceleration prior to maturity of any Indebtedness of the Company or any of its Subsidiaries other than with respect to the Notes and, in each case, the principal amount of such Indebtedness, together, with the principal amount of any such other Indebtedness under which there has been a default or which has been redeemed or accelerated prior to the maturity of such Indebtedness, aggregates to $1,000,000 or more (or equivalent in any other currency at the then prevailing exchange rates);

          (iv) if a decree or order of a court having jurisdiction is entered adjudging the Company or any of its Subsidiaries a bankrupt or insolvent under the Bankruptcy and Insolvency Act (Canada), the Companies Creditors Arrangement Act (Canada), the Winding-up and Restructuring Act (Canada) or any other bankruptcy, insolvency or analogous laws, including any analogous laws of any other jurisdiction, including, without limitation, Title 11, U.S. Code in the United States (collectively, "Bankruptcy Legislation"), or issuing sequestration or process of execution against, or against any substantial part of, the property of the Company or any of its Subsidiaries, or appointing a receiver, receiver-manager, trustee, assignee, liquidator or similar official (a "Custodian") for all of, or any substantial part of, the property of the Company or any of its Subsidiaries or ordering the winding-up or liquidation of the Company's affairs, and any such decree or order continues unstayed and in effect for a period of sixty (60) days;

          (v) if the Company or any of its Subsidiaries institutes proceedings to be adjudicated a bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it under any Bankruptcy Legislation, or consents to the filing of any such petition or to the appointment of a Custodian of, or of any substantial part of, the property of the Company or any of its Subsidiaries or makes a general assignment for the benefit of creditors, or admits in writing its inability to pay its debts generally as they become due;

          (vi) if a resolution is passed for the winding-up or liquidation of the Company or any of its Subsidiaries;

          (vii) if any proceedings are taken by the Company or any of its Subsidiaries with respect to a compromise or arrangement, with respect to creditors of the Company generally, under any Bankruptcy Legislation;

          (viii) a final judgment or judgments for the payment of money aggregating in excess of $1,000,000 (or equivalent in any other currency at the then prevailing exchange rates) are rendered against the Company or any of its Subsidiaries and which judgments are not, within sixty (60) days after the entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within sixty (60) days after the expiration of such stay; provided, however, that any judgment which is covered by insurance or an indemnity from a credit worthy party shall not be included in calculating the $1,000,000 amount (or equivalent in any other currency at the then prevailing exchange rates) set forth above so long as the Company provides the Holder a written statement from such insurer or indemnity provider (which written statement shall be reasonably satisfactory to the Holder) to the effect that such judgment is covered by insurance or an indemnity and the Company will receive the proceeds of such insurance or indemnity within thirty (30) days of the issuance of such judgment;

          (ix) other than as specifically set forth in another clause of this Section 4(a), the Company or any of its Subsidiaries breaches any representation, warranty, covenant or other term or condition of any Transaction Document, except, in the case of a breach of a covenant or other term or condition of any Transaction Document which is curable, only if such breach continues for a period of at least an aggregate of five (5) Business Days;

          (x) the Company or any Subsidiary shall fail to perform or comply with any covenant or agreement contained in any Collateral Document;

          (xi) any material provision of any Collateral Document (as determined by the Collateral Agent (as defined in the Collateral Trust Agreement)) shall at any time for any reason (other than pursuant to the express terms thereof) cease to be valid and binding on or enforceable against the Company or any Subsidiary intended to be a party thereto, or the validity or enforceability thereof shall be contested by any party thereto, or a proceeding shall be commenced by the Company or any Subsidiary or any governmental authority having jurisdiction over any of them, seeking to establish the invalidity or unenforceability thereof, or the Company or any Subsidiary shall deny in writing that it has any liability or obligation purported to be created under any Collateral Document;

          (xii) any Collateral Document or any other security document, after delivery thereof pursuant hereto, shall for any reason fail or cease to create a valid and perfected and, except to the extent permitted by the terms hereof or thereof, [Priority Lien]14 [Parity Lien]15 in favor of the Collateral Agent for the benefit of the holders of the Notes on any Collateral (as defined in the Collateral Documents) purported to be covered thereby;

          (xiii) any bank at which any deposit account, blocked account, or lockbox account of the Company or any Subsidiary is maintained shall fail to comply with any material term of any deposit account, blocked account, lockbox account or similar agreement to which such bank is a party or any securities intermediary, commodity intermediary or other financial institution at any time in custody, control or possession of any investment property of the Company or any Subsidiary shall fail to comply with any of the terms of any investment property control agreement to which such Person is a party (it being understood that only accounts pursuant to which the Collateral Agent has requested account control agreements should be subject to this clause (xiii));

          (xiv) If (a) there shall occur and be continuing any "Event of Default" (or any comparable term) under, and as defined in, the Indenture Documents, (b) the Priority Notes for any reason shall cease to be "Priority Lien Debt", (c) any Indebtedness other than (I) the Priority Notes and (II) the 24 month amortizing facility from Ecobank DRC SARL, as lender, to Namoya Mining SARL, as borrower, in the maximum principal amount of $15,000,000 pursuant to an indicative term sheet dated January 24, 2013, shall constitute "Priority Lien Debt", (d) any holder of the Indenture Notes shall fail to perform or comply with any of the subordination provisions in the Collateral Trust Agreement, or (e) the Collateral Trust Agreement shall, in whole or in part, terminate, cease to be effective or cease to be legally valid, binding and enforceable against any holder of the Indenture Notes;

          (xv) any material damage to, or loss, theft or destruction of, any Collateral or a material amount of property of the Company, whether or not insured, or any strike, lockout, labor dispute, embargo, condemnation, act of God or public enemy, or other casualty which causes, for more than fifteen (15) consecutive days, the cessation or substantial curtailment of revenue producing activities at any facility of the Company or any Subsidiary, if any such event or circumstance could reasonably be expected to have a Material Adverse Effect (as defined in the Securities Purchase Agreement);

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14 Insert in Initial Priority Notes and Additional Priority Notes.
15 Insert in Initial Parity Notes and Additional Parity Notes.

          (xvi) a false or inaccurate certification by the Company as to whether any Event of Default has occurred;

          (xvii) any Event of Default (as defined in the Other Notes) occurs with respect to any Other Notes; or

          (xviii) any Event of Default (as defined in the Additional Notes) occurs with respect to any Additional Notes.

          (b) Redemption Right. Upon the occurrence of an Event of Default with respect to this Note, any Other Notes or any Additional Notes, the Company shall within one (1) Business Day deliver written notice thereof via facsimile or electronic mail and overnight courier (an "Event of Default Notice") to the Holder. At any time after the earlier of the Holder's receipt of an Event of Default Notice and the Holder becoming aware of an Event of Default, the Holder may require the Company to redeem (an "Event of Default Redemption") all or any portion of this Note by delivering written notice thereof (the "Event of Default Redemption Notice") to the Company, which Event of Default Redemption Notice shall indicate the portion of this Note the Holder is electing to require the Company to redeem. Each portion of this Note subject to redemption by the Company pursuant to this Section 4(b) shall be redeemed by the Company in cash by wire transfer of immediately available funds pursuant to wire instructions provided by the Holder in writing to the Company at a price equal to the Redemption Amount being redeemed (the "Event of Default Redemption Price"). Redemptions required by this Section 4(b) shall be made in accordance with the provisions of Section 7. To the extent redemptions required by this Section 4(b) are deemed or determined by a court of competent jurisdiction to be prepayments of the Note by the Company, such redemptions shall be deemed to be voluntary prepayments.

          (c) Indemnification. In addition to any other rights contemplated hereunder, upon the occurrence of an Event of Default, the Company shall indemnify and hold the Holder harmless from and against all costs, fees and expenses directly or indirectly incurred by the Holder as a result of, or arising out of, or relating to, such Event of Default, including, without limitation, for any costs, fees and expenses incurred by the Holder to collect the applicable Event of Default Redemption Price and/or to restructure the Company's obligation under this Note and/or any of the other Transaction Documents.

     (5) RIGHTS UPON FUNDAMENTAL TRANSACTION AND CHANGE OF CONTROL.

          (a) Assumption. The Company shall not enter into or be party to a Fundamental Transaction unless the Successor Entity assumes in writing all of the obligations of the Company under this Note and the other Transaction Documents in accordance with the provisions of this Section 5(a) pursuant to written agreements in form and substance satisfactory to the Required Holders and approved by the Required Holders prior to such Fundamental Transaction, including agreements, if so requested by the Required Holders, to deliver to each holder of Notes in exchange for such Notes a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Note, including, without limitation, having a principal amount and interest rate equal to the principal amounts and the interest rates of this Note held by such holder and having similar ranking and security to this Note, and reasonably satisfactory to the Required Holders. No later than (i) thirty (30) days prior to the occurrence or consummation of any Fundamental Transaction or (ii) if later, the first Business Day following the date the Company first becomes aware of the occurrence or potential occurrence of a Fundamental Transaction, the Company shall deliver written notice thereof via facsimile or electronic mail and overnight courier to the Holder. Upon the occurrence or consummation of any Fundamental Transaction, and it shall be a required condition to the occurrence or consummation of any Fundamental Transaction that, the Company and the Successor Entity or Successor Entities, jointly and severally, shall succeed to, and the Company shall cause any Successor Entity or Successor Entities to jointly and severally succeed to, and be added to the term "Company" under this Note (so that from and after the date of such Fundamental Transaction, each and every provision of this Note referring to the "Company" shall refer instead to each of the Company and the Successor Entity or Successor Entities, jointly and severally), and the Company and the Successor Entity or Successor Entities, jointly and severally, may exercise every right and power of the Company prior thereto and shall assume all of the obligations of the Company prior thereto under this Note with the same effect as if the Company and such Successor Entity or Successor Entities, jointly and severally, had been named as the Company in this Note. Provisions made pursuant to the preceding sentence shall be in form and substance reasonably satisfactory to the Required Holders. The provisions of this Section 5(a) shall apply similarly and equally to successive Fundamental Transactions.

          (b) Redemption Right. No sooner than fifteen (15) days nor later than ten (10) days prior to the consummation of a Change of Control, but not prior to the public announcement of such Change of Control, the Company shall deliver written notice thereof via facsimile or electronic mail and overnight courier to the Holder (a "Change of Control Notice"). At any time during the period beginning on the earlier to occur of (x) any oral or written agreement by the Company or any of its Subsidiaries, upon consummation of which the transaction contemplated thereby would reasonably be expected to result in a Change of Control, (y) the Holder becoming aware of a Change of Control and (z) the Holder's receipt of a Change of Control Notice and ending twenty-five (25) Business Days after the date of the consummation of such Change of Control, the Holder may require the Company to redeem (a "Change of Control Redemption") all or any portion of this Note by delivering written notice thereof ("Change of Control Redemption Notice") to the Company, which Change of Control Redemption Notice shall indicate the Redemption Amount the Holder is electing to require the Company to redeem. The portion of this Note subject to redemption pursuant to this Section 5(b) shall be redeemed by the Company in cash by wire transfer of immediately available funds pursuant to wire instructions provided by the Holder in writing to the Company at a price equal to the Redemption Amount being redeemed (the "Change of Control Redemption Price"). Redemptions required by this Section 5 shall be made in accordance with the provisions of Section 7 and shall have priority to payments to shareholders in connection with a Change of Control. To the extent redemptions required by this Section 5(b) are deemed or determined by a court of competent jurisdiction to be prepayments of the Note by the Company, such redemptions shall be deemed to be voluntary prepayments.

     (6) OFFER TO REPURCHASE. If, at any time while this Note is outstanding, the Company or any Subsidiary receives any cash [(A) in connection with any Gold Streaming Transaction or (B)]16 not in the ordinary course of business, including, without limitation if the Company or any if its Subsidiaries (i) consummates a Fundamental Transaction that is not a Change of Control, (ii) effects any Subsequent Placement, (iii) receives any proceeds of any insurance company or a as a result of any litigation relating to an insurance claim, (iv) receives any foreign, United States, state or local tax refunds, (v) effects any Major Asset Sale, (vi) receives any pension plan reversions, (vii) receives any cash in connection with any judgments, or receives proceeds of settlements in connection with any cause of action, (viii) receives condemnation awards (and payments in lieu thereof), (ix) receives indemnity payments (other than to the extent such indemnity payments are (1) immediately payable to a Person that is not the Company or an Affiliate of the Company or any of its Subsidiaries or (2) received by the Company or any of its Subsidiaries as reimbursement for any payment previously made to such Person), (x) receives any purchase price adjustment in connection with any purchase or similar agreement (each, an "Offer to Repurchase Event"), the Company shall deliver a written notice thereof within two (2) Business Days prior to the occurrence of such Offer to Repurchase Event by confirmed facsimile and overnight courier to all, but not less than all, of the holders of the Notes (an "Offer to Repurchase Notice") and offer to repurchase (an "Offer to Repurchase") in cash the Holder Repurchase Amount of this Note at a price equal to the Holder Repurchase Amount of this Note (the "Offer to Repurchase Price"); provided, however, that the Company must first make an Offer to Repurchase the Priority Notes, if any, that are then outstanding and may only make an Offer to Repurchase the Parity Notes after the Priority Notes have been repaid in full. At any time after the receipt by the Holder of an Offer to Repurchase Notice, the Holder may require the Company or its Subsidiary, as applicable, to redeem, with the Available Proceeds up to the Holder Repurchase Amount of this Note by delivering written notice thereof (the "Acceptance Notice") to the Company, which Acceptance Notice shall indicate the Redemption Amount of the Note the Holder is electing to redeem and the date chosen by the Holder on which the Offer to Repurchase shall occur (the "Offer to Repurchase Date"). Each Offer to Repurchase Notice shall (A) describe the Offer to Repurchase Event, including, without limitation a certification by the Company's or such Subsidiary's, as the case may be, Chief Financial Officer demonstrating the calculation of the aggregate Available Proceeds received by the Company or such Subsidiary in connection with such event and (B) state the maximum Offer to Repurchase Price to be paid to the Holder on such date. The Company shall publicly disclose (as part of an Annual Report on Form 40-F and Annual Information Form and other required documents filed in accordance with the Company's continuous disclosure requirements under applicable Canadian securities laws or on a Current Report on Form 6-K and a material change report on Form 51-102F3 or otherwise) that (1) an Offer to Repurchase Event has occurred and that, pursuant to the terms of the Notes, the Holder may require the Company or such Subsidiary, as applicable, to redeem at the Offer to Repurchase Price the applicable portion of the Notes with any Available Proceeds received therefrom and (2) the amount of proceeds received from such Offer to Repurchase Event.

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16 Insert in Additional Parity Notes.

In the event that the Company or such Subsidiary shall subsequently determine after the Offer to Repurchase Date that the actual Available Proceeds received exceeded the amount set forth in the applicable Offer to Repurchase Notice, the Company or such Subsidiary, as applicable, shall promptly make an additional Offer to Repurchase of the Notes in an amount equal to such excess, and the Company or such Subsidiary shall concurrently therewith (1) deliver to each holder of Notes a certificate of the Chief Financial Officer demonstrating the derivation of such excess and (2) publicly disclose (as part of a Current Report on Form 6-K and a material change report on Form 51-102F3, or otherwise) the making of such additional Offer to Repurchase, including, without limitation, the additional amount that may be repurchased. If one or more holders of Other Notes or Additional Notes does not elect to require the Company or its Subsidiary, as applicable, to redeem its Note with its full Holder Repurchase Amount, the Company or the applicable Subsidiary shall promptly make additional Offers to Repurchase for Notes held by the holders of Notes that previously elected to require the Company or applicable Subsidiary to redeem its Note for its full Holder Repurchase Amount. Such additional Offers to Repurchase shall be repeated pursuant to the terms of this Section 6 until all Available Proceeds have been used to redeem Notes or all holders of Notes have failed to elect to have their Notes redeemed for their maximum amount hereunder. On the Offer to Repurchase Date the Company shall deliver or shall cause to be delivered to the Offer to Repurchase Price in cash by wire transfer of immediately available funds pursuant to wire instructions provided by the Holder in writing to the Company. Offers to Repurchase made pursuant to this Section 6 shall be made in accordance with Section 7. To the extent redemptions required by this Section 6 are deemed or determined by a court of competent jurisdiction to be prepayments of the Note by the Company, such redemptions shall be deemed to be voluntary prepayments. [Notwithstanding anything herein to the contrary, if in connection with any proposed Offer to Repurchase the Company shall also be required to make an Asset Disposition Offer (as defined in the Indenture) with respect to the Indenture Notes, the Offer to Repurchase shall be made within twenty (20) Business Days following the occurrence of such Offer to Repurchase Event and in conformity with the terms and conditions set forth in the Indenture and not as set forth herein, including that the proceeds of such Offer to Repurchase shall be applied, as required by the Indenture, on a pro rata basis on the basis of the aggregate principal amount of the Parity Notes or Indenture Notes tendered for repurchase.]17

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17 Insert in Initial Parity Notes and in Additional Parity Notes.

     (7) REDEMPTIONS.

          (a) Mechanics. The Company shall deliver the applicable Prepayment Price to the Holder in the applicable Prepayment Date. The Company shall deliver the applicable Event of Default Redemption Price to the Holder within three (3) Business Days after the Company's receipt of the Holder's Event of Default Redemption Notice (the "Event of Default Redemption Date"). If the Holder has submitted a Change of Control Redemption Notice in accordance with Section 5(b), the Company shall deliver the applicable Change of Control Redemption Price to the Holder (i) concurrently with the consummation of such Change of Control if such notice is received at least three (3) Business Days prior to the consummation of such Change of Control and (ii) within three (3) Business Days after the Company's receipt of such notice otherwise (such date, the "Change of Control Redemption Date"). The Company shall deliver the applicable Offer to Repurchase Price to the Holder on the applicable Offer to Repurchase Date[, subject, however, to the last sentence of Section 6]18. The Company shall pay the applicable Redemption Price to the Holder in cash by wire transfer of immediately available funds pursuant to wire instructions provided by the Holder in writing to the Company on the applicable due date. In the event of a redemption of less than all of the Redemption Amount of this Note, the Company shall promptly cause to be issued and delivered to the Holder a new Note (in accordance with Sections 3 and 14(d)) representing the outstanding Principal which has not been redeemed. Any accrued Interest on such unredeemed Principal shall continue to accrue and be outstanding. In the event that the Company does not pay the applicable Redemption Price to the Holder within the time period required, at any time thereafter and until the Company pays such unpaid Redemption Price in full, the Holder shall have the option, in lieu of redemption, to require the Company to promptly return to the Holder all or any portion of this Note representing the Redemption Amount that was submitted for redemption and for which the applicable Redemption Price has not been paid. Upon the Company's receipt of such notice, (x) the applicable Redemption Notice shall be null and void with respect to such Redemption Amount and (y) the Company shall immediately return this Note, or issue a new Note (in accordance with Sections 3 and 14(d)) to the Holder representing such Redemption Amount that the Holder elected not to be redeemed pursuant to the immediately preceding sentence.

          (b) Redemption by Other Holders. Upon the Company's receipt of notice from any of the holders of the Other Notes or Additional Notes for redemption or repayment as a result of an event or occurrence substantially similar to the events or occurrences described in Section 4(b), Section 5(b) or Section 6 or pursuant to equivalent provisions set forth in the Other Notes or the Additional Notes, as applicable (each, an "Other Redemption Notice"), the Company shall immediately, but no later than one (1) Business Day of its receipt thereof, forward to the Holder by facsimile or electronic mail a copy of such notice. If the Company receives a Redemption Notice and one or more Other Redemption Notices, during the seven (7) Business Day period beginning on and including the date which is three (3) Business Days prior to the Company's receipt of the Holder's Redemption Notice and ending on and including the date which is three (3) Business Days after the Company's receipt of the Holder's Redemption Notice and the Company is unable to redeem all principal, interest and other amounts designated in such Redemption Notice and such Other Redemption Notices received during such seven (7) Business Day period, then the Company shall redeem a pro rata amount from the Holder and each holder of the Notes (including the Holder) based on the Principal amount of this Note and the Notes submitted for redemption pursuant to such Redemption Notice and such Other Redemption Notices received by the Company during such seven (7) Business Day period.

          (c) Insufficient Assets. If upon a Redemption Date, the assets of the Company are insufficient to pay the applicable Redemption Price, the Company shall (i) take all appropriate action reasonably within its means to maximize the assets available for paying the applicable Redemption Price, (ii) redeem out of all such assets available therefor on the applicable Redemption Date the maximum possible Redemption Amount that it is able to redeem on such date, pro rata among the Holder and the holders of the Other Notes and the Additional Notes to be redeemed in proportion to the aggregate Principal amount of this Note, the Other Notes and the Additional Notes outstanding on the applicable Redemption Date and (iii) following the applicable Redemption Date, at any time and from time to time when additional assets of the Company become available to redeem the remaining Redemption Amount of the Notes, the Company shall use such assets, at the end of the then current fiscal quarter, to redeem the balance of such Redemption Amount of the Notes, or such portion thereof for which assets are then available, on the basis set forth above at the applicable Redemption Price, and such assets will not be used prior to the end of such fiscal quarter for any other purpose. Interest on the Principal amount of the Notes that have not been redeemed shall continue to accrue until such time as the Company redeems the Notes. The Company shall pay to the Holder the applicable Redemption Price without regard to the legal availability of funds unless expressly prohibited by applicable law or unless the payment of the applicable Redemption Price could reasonably be expected to result in personal liability to the directors of the Company.

____________________

18 Insert in Initial Parity Notes and in Additional Parity Notes.

     (8) VOTING RIGHTS. The Holder shall have no voting rights as the holder of this Note, except as required by law and as expressly provided in this Note.

     (9) SECURITY. This Note and the Other Notes are [Priority Lien Debt]19 [Parity Lien Debt]20 creating [Priority Lien Obligations]21 [Parity Lien Obligations]22 and are secured by the Collateral Documents.

     (10) COVENANTS.

          (a) Rank. All payments due under this Note (i) shall rank pari passu with the payment under all Other Notes and the Additional Notes and all other Indebtedness of the Company and its Subsidiaries (other than any Indebtedness of the Company or any its Subsidiaries to any of its respective Affiliates as set forth in clause (ii) below) that is outstanding on the Subscription Date and (ii) shall rank in priority to the payment of (x) Indebtedness that is incurred after the Subscription Date that is permitted to be incurred by clauses (2) through (19) of Section 4.09(b) of the Indenture and (y) Indebtedness owed to any Affiliates of the Company or any of its Subsidiaries that is outstanding on the Subscription Date (including, without limitation, that certain Promissory Note of the Company to Banro Group (Barbados) Limited, dated as of April 25, 2013, in the principal amount of $26,398,800). Further, the Indebtedness set forth in clauses (x) and (y) above (A) shall be made expressly subordinate in right of payment to the Indebtedness evidenced by this Note, as reflected in a written agreement acceptable to the Required Holders and approved by the Required Holders in writing, and (B) except for Indebtedness in clause (y) owed to any entity with respect to which the Company owns, directly or indirectly, all of the voting common shares that has executed and delivered the Guarantee Agreement, provided that such Guarantee Agreement is not in any way limited by financial assistance rules or restrictions on the giving of a guarantee in any applicable jurisdiction, shall not provide at any time for the payment, prepayment, repayment, repurchase or defeasance, directly or indirectly, of any principal or premium, if any, thereon until the date that is after one (1) year and one (1) day after the indefeasible repayment in full of the Notes.

____________________

19 Insert in Initial Priority Notes and Additional Priority Notes.
20 Insert in Initial Parity Notes and in Additional Parity Notes.
21 Insert in Initial Priority Notes and Additional Priority Notes.
22 Insert in Initial Parity Notes and in Additional Parity Notes.

          (b) Incurrence of Indebtedness. Until all of the Notes have been redeemed or all obligations under the Notes are otherwise satisfied in accordance with their terms, the Company shall not, and the Company shall not permit any of its Subsidiaries to, directly or indirectly, incur or guarantee, assume or suffer to exist any Indebtedness, other than (i) the Indebtedness evidenced by the Notes, (ii) Indebtedness that is outstanding and as in effect on the Subscription Date and (iii) Indebtedness permitted by clauses (2) through (19) of Section 4.09(b) of the Indenture (provided that Section 10(a) above is complied with). In addition, from and after the Subscription Date while any Parity Notes remain outstanding, the Company shall not, and the Company shall not permit any of its Subsidiaries to, directly or indirectly, incur any additional Parity Lien Debt.

          (c) Existence of Liens. Until all of the Notes have been redeemed or all obligations under the Notes are otherwise satisfied in accordance with their terms, the Company shall not, and the Company shall not permit any of its Subsidiaries to, directly or indirectly, allow or suffer to exist any Liens upon or in any property or assets (including accounts and contract rights) owned by the Company or any of its Subsidiaries other than (i) Permitted Liens and (ii) Liens in connection with gold sale transactions, such as gold streaming and gold forward sales, that are made expressly subordinate to the Notes and the Indenture Notes in writing in a manner satisfactory to the Required Holders. For the avoidance of doubt, until all of the Notes have been redeemed or otherwise satisfied in accordance with their terms, the Company shall not, and the Company shall not permit any of its Subsidiaries to, directly or indirectly, allow or suffer to exist any Permitted Prior Liens.

          (d) Restricted Payments. Until all of the Notes have been redeemed or all obligations under the Notes are otherwise satisfied in accordance with their terms, the Company shall not, and the Company shall not permit any of its Subsidiaries to, directly or indirectly, redeem, defease, repurchase, repay or make any payments in respect of, by the payment of cash or cash equivalents (in whole or in part, whether by way of open market purchases, tender offers, private transactions or otherwise), all or any portion of any Indebtedness (other than the Notes), whether by way of payment in respect of principal of (or premium, if any) or interest on, such Indebtedness if at the time such payment is due or is otherwise made or, after giving effect to such payment, an event constituting, or that with the passage of time and without being cured would constitute, an Event of Default has occurred and is continuing.

          (e) Restriction on Redemption and Cash Dividends. Until all of the Notes have been redeemed or all obligations under the Notes are otherwise satisfied in accordance with their terms, the Company shall not, and the Company shall not permit any of its Subsidiaries to, directly or indirectly, redeem or repurchase its Equity Interests (except on a pro rata basis among all holders thereof) or declare or pay any cash dividend or distribution on any Common Equity Interest of the Company without, in each case, the prior express written consent of the Required Holders.

          (f) Change in Nature of Business. Until all of the Notes have been redeemed or all obligations under the Notes are otherwise satisfied in accordance with their terms, the Company shall not (i) make, or permit any of its Subsidiaries to make, any change in the nature of its business as described in the Company's most recent Annual Report filed on Form 40-F with the SEC or (ii) modify its corporate structure or purpose.

          (g) Intellectual Property. Until all of the Notes have been redeemed or all obligations under the Notes are otherwise satisfied in accordance with their terms, the Company shall not, and the Company shall not permit any of its Subsidiaries, directly or indirectly, to encumber or allow any Liens on, any of its copyright rights, copyright applications, copyright registrations and like protections in each work of authorship and derivative work, whether published or unpublished, any patents, patent applications and like protections, including improvements, divisions, continuations, renewals, reissues, extensions, and continuations-in-part of the same, trade-marks, trade names, service marks and, to the extent permitted under applicable law, any applications therefor, whether registered or not, and the goodwill of the business of the Company and its Subsidiaries connected with and symbolized thereby, know-how, operating manuals, trade secret rights, rights to unpatented inventions, and any claims for damage by way of any past, present, or future infringement of any of the foregoing, other than Permitted Liens.

          (h) Preservation of Existence, Etc. Until all of the Notes have been redeemed or all obligations under the Notes are otherwise satisfied in accordance with their terms, the Company shall maintain and preserve, and cause each of its Subsidiaries to maintain and preserve, its existence, rights and privileges, and become or remain, and cause each of its Subsidiaries to become or remain, duly qualified and in good standing in each jurisdiction in which the character of the properties owned or leased by it or in which the transaction of its business makes such qualification necessary.

          (i) Maintenance of Properties, Etc. Until all of the Notes have been redeemed or all obligations under the Notes are otherwise satisfied in accordance with their terms, the Company shall maintain and preserve, and cause each of its Subsidiaries to maintain and preserve, all of its properties which are necessary or useful in the proper conduct of its business in good working order and condition, ordinary wear and tear excepted, and comply, and cause each of its Subsidiaries to comply, at all times with the provisions of all leases to which it is a party as lessee or under which it occupies property, so as to prevent any loss or forfeiture thereof or thereunder.

          (j) Maintenance of Insurance. Until all of the Notes have been redeemed or all obligations under the Notes are otherwise satisfied in accordance with their terms, the Company shall maintain, and cause each of its Subsidiaries to maintain, insurance with responsible and reputable insurance companies or associations (including, without limitation, comprehensive general liability insurance) with respect to its properties (including all real properties leased or owned by it) and business, in such amounts and covering such risks as is required by any governmental authority having jurisdiction with respect thereto or as is carried generally in accordance with sound business practice by companies in similar businesses similarly situated.

          (k) Transactions with Affiliates. Until all of the Notes have been redeemed or all obligations under the Notes are otherwise satisfied in accordance with their terms, the Company shall not, nor shall it permit any of its Subsidiaries to, enter into, renew, extend or be a party to, any transaction or series of related transactions (including, without limitation, the purchase, sale, lease, transfer or exchange of property or assets of any kind or the rendering of services of any kind) with any Affiliate, except (i) in the ordinary course of business in a manner and to an extent consistent with past practice and necessary or desirable for the prudent operation of its business, for fair consideration and on terms no less favorable to it and its Subsidiaries than would be obtainable in a comparable arm's length transaction with a Person that is not an Affiliate thereof and (ii) any transaction solely among the Company and any entity with respect to which the Company owns, directly or indirectly, all of the voting common shares that has executed and delivered the Guarantee Agreement, provided that such Guarantee Agreement is not in any way limited by financial assistance rules or restrictions on the giving of a guarantee in any applicable jurisdiction.

          (l) Indenture Notes. Until all of the Notes have been redeemed or all obligations under the Notes are otherwise satisfied in accordance with their terms, neither the Company nor any Guarantor shall amend, modify, alter, increase, or change, directly or indirectly, any of the terms or conditions of the Indenture without the prior written consent of the Required Holders. Neither the Company nor any Guarantor shall optionally prepay or optionally redeem any Indebtedness under the Indenture Notes without the prior written consent of the Required Holders.

          (m) Gold Streaming. Until all of the Notes have been redeemed or all obligations under the Notes are otherwise satisfied in accordance with their terms, the Company shall not, and the Company shall not permit any of its Subsidiaries, directly or indirectly, to raise capital through (i) gold streaming, whereby cash payments are exchanged for future gold production by the Company or any its Subsidiaries, as applicable, (ii) forward sales of gold, (iii) the granting of licenses or royalties for the mining of gold, (iv) hedging transactions; to the extent settlement requires physical delivery of gold or (v) any transactions similar to the transactions contemplated in clauses (i) through (iv) above (each, a "Gold Streaming Transaction"), to the extent, that, in any four (4) consecutive Calendar Quarters such transactions, individually or cumulatively, would require the Company and its Subsidiaries to transfer, pledge, grant an interest in or license in, in the aggregate, fifteen percent (15%) or more of the anticipated gold production of all of the gold mines of the Company and its Subsidiaries, as disclosed in the operating plan for July 2014 to December 2016 provided to the Holder prior to the Subscription Date as set forth in Schedule 10(m) attached hereto with respect to such four (4) Calendar Quarter period.

          (n) Governmental Permits. Until all of the Notes have been redeemed or all obligations under the Notes are otherwise satisfied in accordance with their terms, the Company shall maintain, and cause each of its Subsidiaries to maintain all authorizations, approvals, license, permits and other rights (including but not limited to those pertaining to the mining and production of gold) from any applicable governmental authorities necessary and appropriate for the continued operation of the Company's and the Subsidiaries' respective businesses.

          (o) Further Assurances. Until all of the Notes have been redeemed or all obligations under the Notes are otherwise satisfied in accordance with their terms, the Company shall take such action and execute, acknowledge and deliver, and cause each of its Subsidiaries to take such action and execute, acknowledge and deliver, at its sole cost and expense, such agreements, instruments or other documents as the Collateral Agent may reasonably require from time to time in order (A) to carry out the purposes of this Note and the other Transaction Documents, (B) to subject to valid and perfected [Priority Liens]23 [Parity Liens]24 on any of the Collateral, (C) to establish and maintain the validity and effectiveness of any of the Transaction Documents and the validity, perfection and priority of the Liens intended to be created thereby and (D) to better assure, convey, grant, assign, transfer and confirm unto the Collateral Agent and the Holder the rights now or hereafter intended to be granted to it under this Note or any other Transaction Document.

     (11) [EXCHANGE. In the event the Company obtains any availability to incur additional Priority Lien Debt pursuant to Section 4.09(b)(1) of the Indenture, the Company shall not, at any time while the Notes are outstanding, issue any Priority Lien Debt to any Person other than to the Holder and the holders of Other Notes. In the event the Company shall at any time and from time to time after September 30, 2014 while any of the Notes are outstanding obtain availability to incur at least $500,000 of additional Priority Lien Debt ("Available Priority Indebtedness") pursuant to Section 4.09(b)(1) of the Indenture (the date the Company obtains Available Priority Indebtedness, an "Exchange Date"), it shall promptly but in any event within one (1) Business Day of such Exchange Date so notify the Holder in writing specifying the amount of Available Priority Indebtedness. On each Exchange Date, the Redemption Amount under this Note that is equal to the Holder Pro Rata Amount of such Available Priority Indebtedness (or such lesser Redemption Amount that is then outstanding) (such portion of the Redemption Amount, the "Exchange Amount") shall promptly but in any event within five (5) Business Days of such Exchange Date (an "Exchange Deadline") be exchanged for an Additional Priority Note (as defined in the Securities Purchase Agreement) in the form attached to the Securities Purchase Agreement as Exhibit A with a Redemption Amount equal to the Exchange Amount and a portion of the Redemption Amount of this Note equal to the Exchange Amount shall be deemed cancelled (the foregoing, an "Exchange"). The Company shall take, or cause to be taken, all necessary steps required under the Collateral Trust Agreement or otherwise to convert the Exchange Amount under this Note into a Priority Lien Obligation by no later than the applicable Exchange Deadline and shall take such other actions, at its expense (such as issuing a new Additional Priority Note with a Redemption Amount that is equal to the Exchange Amount and re-issuing this Note with a Redemption Amount that is decreased to give account to the Exchange Amount, if any Redemption Amount remains outstanding hereunder after giving effect to such Exchange) as the Holder may request to further effectuate the foregoing, in which case the Holder shall return this Note to the Company for cancellation as soon as is reasonably practicable.]25 [Intentionally omitted.]26

____________________

23 Insert in Initial Priority Notes and in Additional Priority Notes.
24 Insert in Initial Parity Notes and in Additional Parity Notes.
25 Insert in Initial Parity Notes and in Additional Parity Notes.
26 Insert in Initial Priority Notes and Additional Priority Notes.

     (12) VOTE TO ISSUE, OR CHANGE THE TERMS OF, NOTES. The affirmative vote at a meeting duly called for such purpose or the written consent without a meeting of (i) the Supermajority Holders shall be required for any change or amendment or waiver or any provisions to the Notes relating to the Principal, Interest, the ranking of the Notes and the Maturity Date and (ii) the Required Holders shall be required for any change or amendment or waiver of any other provision to the Notes. Any change, amendment or waiver by the Required Holders or the Supermajority Holders, as applicable, and the Company and shall be binding on the Holder of this Note and all holders of the Other Notes and Additional Notes.

     (13) TRANSFER. This Note may be offered, sold, assigned or transferred by the Holder without the consent of the Company, subject only to the provisions of Section 2(b) of the Securities Purchase Agreement and Section 3 above.

     (14) REISSUANCE OF THIS NOTE.

          (a) Transfer. If this Note is to be transferred, the Holder shall surrender this Note to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Note (in accordance with Section 14(d) and subject to Section 3), registered as the Holder may request, representing the outstanding Principal being transferred by the Holder and, if less than the entire outstanding Principal is being transferred, a new Note (in accordance with Section 14(d)) to the Holder representing the outstanding Principal not being transferred. The Holder and any assignee, by acceptance of this Note, acknowledge and agree that following redemption of any portion of this Note, the outstanding Principal represented by this Note may be less than the Principal stated on the face of this Note.

          (b) Lost, Stolen or Mutilated Note. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Note, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Note, the Company shall execute and deliver to the Holder a new Note (in accordance with Section 14(d)) representing the outstanding Principal.

          (c) Note Exchangeable for Different Denominations. This Note is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Note or Notes (in accordance with Section 14(d) and in Principal amounts of at least $100,000) representing in the aggregate the outstanding Principal of this Note, and each such new Note will represent such portion of such outstanding Principal as is designated by the Holder at the time of such surrender.

          (d) Issuance of New Notes. Whenever the Company is required to issue a new Note pursuant to the terms of this Note, such new Note (i) shall be of like tenor with this Note, (ii) shall represent, as indicated on the face of such new Note, the Principal remaining outstanding (or in the case of a new Note being issued pursuant to Section 14(a) or Section 14(c), the Principal designated by the Holder which, when added to the principal represented by the other new Notes issued in connection with such issuance, does not exceed the Principal remaining outstanding under this Note immediately prior to such issuance of new Notes), (iii) shall have an issuance date, as indicated on the face of such new Note, which is the same as the Issuance Date of this Note, (iv) shall have the same rights and conditions as this Note, and (v) shall represent accrued and unpaid Interest from the Issuance Date.

     (15) NON-CIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of its articles, bylaws and other constating documents or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Note, and will at all times in good faith carry out all of the provisions of this Note and take all action as may be required to protect the rights of the Holder of this Note.

     (16) REMEDIES, CHARACTERIZATIONS, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note and any of the other Transaction Documents at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the Holder's right to pursue actual and consequential damages for any failure by the Company to comply with the terms of this Note. Amounts set forth or provided for herein with respect to payments and the like (and the computation thereof) shall be the amounts to be received by the Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the Holder shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

     (17) PAYMENT OF COLLECTION, ENFORCEMENT AND OTHER COSTS. If (a) this Note is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding or the Holder otherwise takes action to collect amounts due under this Note or to enforce the provisions of this Note or (b) there occurs any bankruptcy, reorganization, receivership of the Company or other proceedings affecting Company creditors' rights and involving a claim under this Note, then the Company shall pay the costs incurred by the Holder for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including, but not limited to, attorneys' fees and disbursements.

     (18) CONSTRUCTION; HEADINGS. This Note shall be deemed to be jointly drafted by the Company and all the Buyers and shall not be construed against any person as the drafter hereof. The headings of this Note are for convenience of reference and shall not form part of, or affect the interpretation of, this Note.

     (19) FAILURE OR INDULGENCE NOT WAIVER. No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

     (20) DISPUTE RESOLUTION. In the case of a dispute as to the determination of the arithmetic calculation of any Redemption Price, the Company shall submit the disputed determinations or arithmetic calculations via facsimile or electronic mail within one (1) Business Day of receipt, or deemed receipt, of the Redemption Notice or other event giving rise to such dispute, as the case may be, to the Holder. If the Holder and the Company are unable to agree upon such determination or calculation within one (1) Business Day of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within one Business Day submit via facsimile or electronic mail the disputed arithmetic calculation of any Redemption Price to an independent, outside accountant, selected by the Holder and approved by the Company, such approval not to be unreasonably withheld, conditioned or delayed. The Company, at the Company's expense, shall cause the accountant to perform the determinations or calculations and notify the Company and the Holder of the results no later than five (5) Business Days from the time it receives the disputed determinations or calculations. Such accountant's calculation shall be binding upon all parties absent demonstrable error.

     (21) NOTICES; PAYMENTS.

          (a) Notices. Whenever notice is required to be given under this Note, unless otherwise provided herein, such notice shall be given in accordance with Section 9(f) of the Securities Purchase Agreement. The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Note, including in reasonable detail a description of such action and the reason therefore. Without limiting the generality of the foregoing, the Company shall give written notice to the Holder (i) at least twenty (20) days prior to the date on which the Company closes its books or takes a record for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder. For greater certainty, in interpreting Section 9(f) of the Securities Purchase Agreement for the purposes of this Note, all references to the "Buyers" shall be read as referring to the Holders.

          (b) Payments. Whenever any payment of cash is to be made by the Company to any Person pursuant to this Note, such payment shall be made in lawful money of the United States of America by a check drawn on the account of the Company and sent via overnight courier service to such Person at such address as previously provided to the Company in writing (which address, in the case of each of the Buyers, shall initially be as set forth on the Schedule of Buyers attached to the Securities Purchase Agreement); provided, that the Holder may elect to receive a payment of cash via wire transfer of immediately available funds by providing the Company with prior written notice at least five (5) Business Days prior to the applicable payment date setting out such request and the Holder's wire transfer instructions. Whenever any amount expressed to be due by the terms of this Note is due on any day which is not a Business Day, the same shall instead be due on the next succeeding day which is a Business Day.

     (22) CANCELLATION. After all Principal, accrued Interest and other amounts at any time owed on this Note have been paid in full, this Note shall automatically be deemed canceled, shall be surrendered to the Company for cancellation and shall not be reissued.

     (23) WAIVER OF NOTICE. To the extent permitted by law, the Company hereby waives demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note and the Securities Purchase Agreement.

     (24) GOVERNING LAW; JURISDICTION; JURY TRIAL. This Note shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Note shall be governed by, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The Company hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. The Company hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to the Company at the address set forth in Section 9(f) of the Securities Purchase Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Nothing contained herein shall be deemed or operate to preclude the Holder from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company's obligations to the Holder, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court ruling in favor of the Holder. The Company hereby appoints CT Corporation System, with offices at 111 Eighth Avenue, New York, New York 10011, as its agent for service of process in New York. THE COMPANY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS NOTE OR ANY TRANSACTION CONTEMPLATED HEREBY.

     (25) SEVERABILITY. If any provision of this Note is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Note so long as this Note as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

     (26) CURRENCY; TAXES; JUDGMENT CURRENCY.

          (a) Currency. All principal, interest and other amounts owing under this Note or any Transaction Document that, in accordance with their terms, are paid in cash shall be paid in U.S. dollars. All amounts denominated in other currencies shall be converted in the U.S. dollar equivalent amount in accordance with the Exchange Rate on the date of calculation.

          (b) Taxes.

     (i) All payments or other transfers of property or rights by the Company to the Holder in regard or in connection with this Note (including the payment or the accrual of interest) shall be made free and clear of and without deduction for any present or future income, excise, stamp, documentary, property or franchise taxes and any other taxes, levies, fees, duties, withholdings or other charges of any nature whatsoever ("Taxes"), of any governmental agency or authority in Barbados, Canada, the Democratic Republic of the Congo or the United States of America, and including any stamp taxes or any other similar taxes which may be required for enforcement purposes. In the event that any withholding or deduction from any interest, distribution, accrual or payment to be made by the Company hereunder is required in respect of any Taxes pursuant to any applicable law, rule or regulation (determined, unless otherwise mutually agreed by the Company and the Holder, on the assumption that the payor is not entitled to determine such withholding or deduction requirement by "looking through" any partnership or other fiscally transparent entity), then the Company shall promptly:

                    (1) pay directly or caused to be paid directly to the relevant authority the full amount required to be so withheld or deducted;

                    (2) forward to the applicable Holder an official receipt or other documentation satisfactory to such Holder evidencing such payment to such authority promptly after receipt of same; and

                    (3) except as provided in (ii) below, pay to the Holder such additional amount or amounts as is necessary to ensure that the net amount actually received by the Holder will equal the full amount the Holder would have received had no such withholding or deduction been required.

     (ii) The Company and the Subsidiaries will not be required to pay any additional amounts under (i)(3) above to any Holder, or be obligated to indemnify such Holder under (iv) below, in respect of any Taxes:

                    (1) imposed on, or deducted or withheld from, payments in respect of the Securities to a Holder or a beneficial owner of Securities by reason of the existence of any present or former connection (including, without limitation, carrying on business or having a permanent establishment or fixed base) between such Holder or beneficial owner (or between a fiduciary, settlor, beneficiary, member, shareholder or other equity owner of, or possessor of power over, such beneficial owner, if such beneficial owner is an estate, trust, partnership, limited liability company, corporation or other entity) and the taxing jurisdiction (including, without limitation, any Taxes imposed on such Holder or beneficial owner’s net income) other than connections solely arising from such recipient having executed, delivered, become a party to, performed obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to, or enforced any Securities, or sold or assigned an interest in any Security;

               (2) imposed on or measured by the Holder’s or beneficial owner’s overall net income or capital, branch taxes or franchise taxes, under the laws of which the Holder or beneficial owner is organized, centrally managed, controlled or in which it maintains a lending office;

               (3) imposed on, or deducted or withheld from, payments in respect of the Securities to a Holder or beneficial owner as a result of the failure of such Holder or beneficial owner to take commercially reasonable steps to comply with any applicable certification, identification, information, documentation, or similar reporting requirements concerning the nationality, residence, entitlement to treaty benefits, identity or connection with the relevant taxing jurisdiction of such Holder or beneficial owner (except to the extent that such failure to comply arises from the Holder not being in possession of sufficient information to effect such compliance); or

               (4) any combination of items (1) through (3).

     (iii) The Company further agrees that if any present or future taxes, fees, duties, withholdings or other charges of any nature whatsoever imposed by any taxing authority, including franchise taxes and taxes imposed on or measured by the Holder's net income or receipts ("Further Taxes") are directly or indirectly asserted against the Holder with respect to any payment of any additional amount described in paragraph (i)(3) above and received by the Holder hereunder, the Holder may pay such Further Taxes and the Company will promptly pay to the Holder such additional amounts (including all penalties, interest or expenses) that the Holder specifies as necessary to preserve the after-tax return that the Holder would have received if such Taxes or Further Taxes had not been imposed.

     (iv) If the Company fails to pay any Taxes described in (i), above, when due to the appropriate taxing authority or fails to remit to the Holder the required receipts or other required documentary evidence for such payment of Taxes or fails to pay to the Holder additional amounts as described in (i)(3), above, the Company shall indemnify the Holder for any incremental Taxes, interest, penalties, unpaid additional amounts, expenses and costs that may become payable or are incurred by the Holder as a result of any such failure. In addition to the foregoing, the Company hereby indemnify and hold the Holder harmless for any and all payments made by the Holder of any Taxes and Further Taxes and for any liabilities (including penalties, interest, legal costs and expenses) incurred by the Holder or which may be imposed on the Holder in connection therewith or any delays in their payment.

                    The obligations of the Company and the Subsidiaries under this Section 26(b) shall survive the payment of the Notes.

          (c) Judgment Currency. If for the purpose of obtaining or enforcing judgment against the Company in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 26(c) referred to as the "Judgment Currency") an amount due in U.S. dollars under this Note, the conversion shall be made at the Exchange Rate prevailing on the Business Day immediately preceding:

     (i) the date of actual payment of the amount due, in the case of any proceeding in the courts of New York or Toronto, as the case may be, or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

     (ii) the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 26(c)(ii) being hereinafter referred to as the "Judgment Conversion Date").

     (iii) If in the case of any proceeding in the court of any jurisdiction referred to in Section 26(c)(ii) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of U.S. dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date. Any amount due from the Company under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Note.

     (27) USURY.

          (a) Usury. This Note is subject to the express condition that at no time shall the Company be obligated or required to pay Interest hereunder at a rate which could subject the Holder to either civil or criminal liability as a result of being in excess of the maximum interest rate which the Company is permitted by applicable law to contract or agree to pay. If by the terms of this Note, the Company is at any time required or obligated to pay Interest hereunder at a rate in excess of such maximum rate, the Interest Rate shall be deemed to be immediately reduced to such maximum rate and the Interest payable shall be computed at such maximum rate and all prior interest payments in excess of such maximum rate shall be applied and shall be deemed to have been payments in reduction of the principal balance of this Note.

          (b) Criminal Rate of Interest. If any provision of this Note would oblige the Company to make any payment of interest or other amount payable to the Holder in an amount or calculated at a rate which would be prohibited by law or would result in a receipt by the Holder of "interest" at a "criminal rate" (as such terms are construed under the Criminal Code (Canada)), then, notwithstanding such provision, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by applicable law or so result in a receipt by the Holder of "interest" at a "criminal rate," such adjustment to be effected, to the extent necessary (but only to the extent necessary), as follows: (i) first, by reducing the amount or rate of interest; and (ii) thereafter, by reducing any fees, commissions, costs, expenses, premiums and other amounts required to be paid which would constitute interest for purposes of section 347 of the Criminal Code (Canada).

     (28) CERTAIN DEFINITIONS. For purposes of this Note, the following terms shall have the following meanings:

          (a) "Additional Closing Date" shall have the meaning ascribed to such term in the Securities Purchase Agreement.

          (b) "Additional Priority Notes" shall have the meaning ascribed to such term in the Securities Purchase Agreement.

          (c) "Affiliate" means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such Person, it being understood for purposes of this definition that "control" of a Person means the power directly or indirectly either to vote 10% or more of the shares having ordinary voting power for the election of directors of such Person or direct or cause the direction of the management and policies of such Person whether by contract or otherwise.

          (d) "Approved Share Plan" means any employee benefit plan which has been approved by the Board of Directors of the Company, pursuant to which the Company's securities may be issued to any employee, officer or director for services provided to the Company.

          (e) "Available Proceeds" means, with respect to any Offer to Repurchase Event, 100% of the cash proceeds generated by such event, net of bona fide transaction fees and expenses incurred by the Company or the Company's Subsidiary, as applicable, with respect thereto.

          (f) "Business Day" means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York or Toronto, Canada are authorized or required by law to remain closed.

          (g) "Buyer" shall have the meaning ascribed to such term in the Securities Purchase Agreement.

          (h) "Calendar Quarter" means each of: the period beginning on and including January 1 and ending on and including March 31; the period beginning on and including April 1 and ending on and including June 30; the period beginning on and including July 1 and ending on and including September 30; and the period beginning on and including October 1 and ending on and including December 31.

          (i) "Change of Control" means any Fundamental Transaction other than (i) any reorganization, recapitalization or reclassification of the Common Shares in which holders of the Company's voting power immediately prior to such reorganization, recapitalization or reclassification continue after such reorganization, recapitalization or reclassification to hold publicly traded securities and, directly or indirectly, are, in all material respect, the holders of the voting power of the Successor Entity (or Successor Entities with the authority or voting power to elect the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities) after such reorganization, recapitalization or reclassification or (ii) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company.

          (j) "Collateral Documents" means, collectively, the Collateral Trust Agreement, the Guarantee Agreement and the Indenture.

          (k) "Collateral Trust Agreement" means that certain Collateral Trust Agreement dated as of March 2, 2012 among the Company, the guarantors named on the signature pages thereto and Equity Financial Trust Company, as indenture trustee and collateral agent, as may be amended, restated, modified or supplemented from time to time in accordance with the terms thereof.

          (l) "Common Equity Interests" means (a) all shares of capital denominated as common capital, equity interests, beneficial, partnership or membership interests, joint venture interests, participations or other ownership or profit interests in or equivalents (regardless of how designated) of or in a Person (other than an individual), whether voting or non-voting and (b) all securities convertible into or exchangeable for any of the foregoing and all warrants, options or other rights to purchase, subscribe for or otherwise acquire any of the foregoing, whether or not presently convertible, exchangeable or exercisable.

          (m) "Common Shares" means (i) the Company's common shares, without nominal or par value and (ii) any share capital into which such Common Shares shall have been changed or any share capital resulting from a reclassification of such Common Shares.

          (n) "Common Shares Equivalents" means, collectively, Options and Convertible Securities.

          (o) "Convertible Securities" means any shares or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for Common Shares.

          (p) "Eligible Markets" means the TSX and one of the following: The New York Stock Exchange, The NASDAQ Global Market, The NASDAQ Global Select Market, The NASDAQ Capital Market or the NYSE MKT LLC.

          (q) "Equity Interests" means (a) all shares of capital (whether denominated as common capital or preferred capital), equity interests, beneficial, partnership or membership interests, joint venture interests, participations or other ownership or profit interests in or equivalents (regardless of how designated) of or in a Person (other than an individual), whether voting or non-voting and (b) all securities convertible into or exchangeable for any of the foregoing and all warrants, options or other rights to purchase, subscribe for or otherwise acquire any of the foregoing, whether or not presently convertible, exchangeable or exercisable.

          (r) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

          (s) ["Exchange Amount" shall have the meaning ascribed to such term in the Parity Notes.]27 [Intentionally omitted.]28

          (t) "Exchange Rate" means, in relation to any amount of currency to be converted into U.S. dollars pursuant to this Note, the U.S. dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation (it being understood and agreed that where an amount is calculated with reference to, or over, a period of time, the date of calculation shall be the final date of such period of time).

          (u) "Fundamental Transaction" means (A) that the Company shall, directly or indirectly, including through Subsidiaries, Affiliates or otherwise, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company is the surviving corporation) another Subject Entity, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company or any of its "significant subsidiaries" (as defined in Rule 1-02 of Regulation S-X) to one or more Subject Entities, or (iii) make, or allow one or more Subject Entities to make, or allow the Company to be subject to or have its Common Shares be subject to or party to one or more Subject Entities making, a purchase, tender or exchange offer that is accepted by the holders of at least either (x) 50% of the outstanding Common Shares, (y) 50% of the outstanding Common Shares calculated as if any Common Shares held by all Subject Entities making or party to, or Affiliated with any Subject Entities making or party to, such purchase, tender or exchange offer were not outstanding; or (z) such number of Common Shares such that all Subject Entities making or party to, or Affiliated with any Subject Entity making or party to, such purchase, tender or exchange offer, become collectively the beneficial owners (as defined in Rule 13d-3 under the Exchange Act) of at least 50% of the outstanding Common Shares, or (iv) consummate a share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with one or more Subject Entities whereby such Subject Entities, individually or in the aggregate, acquire, either (x) at least 50% of the outstanding Common Shares, (y) at least 50% of the outstanding Common Shares calculated as if any Common Shares held by all the Subject Entities making or party to, or Affiliated with any Subject Entity making or party to, such share purchase agreement or other business combination were not outstanding; or (z) such number of Common Shares such that the Subject Entities become collectively the beneficial owners (as defined in Rule 13d-3 under the Exchange Act) of at least 50% of the outstanding Common Shares, or (v) reorganize, recapitalize or reclassify its Common Shares, (B) that the Company shall, directly or indirectly, including through subsidiaries, Affiliates or otherwise, in one or more related transactions, allow any Subject Entity individually or the Subject Entities in the aggregate to be or become the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, whether through acquisition, purchase, assignment, conveyance, tender, tender offer, exchange, reduction in outstanding Common Shares, merger, consolidation, business combination, reorganization, recapitalization, spin-off, scheme of arrangement, reorganization, recapitalization or reclassification or otherwise in any manner whatsoever, of either (x) at least 50% of the aggregate ordinary voting power represented by issued and outstanding Common Shares, (y) at least 50% of the aggregate ordinary voting power represented by issued and outstanding Common Shares not held by all such Subject Entities as of the date of this Note calculated as if any Common Shares held by all such Subject Entities were not outstanding, or (z) a percentage of the aggregate ordinary voting power represented by issued and outstanding Common Shares or other equity securities of the Company sufficient to allow such Subject Entities to effect a statutory short form merger or other transaction requiring other shareholders of the Company to surrender their Common Shares without approval of the shareholders of the Company or (C) directly or indirectly, including through subsidiaries, Affiliates or otherwise, in one or more related transactions, the issuance of or the entering into any other instrument or transaction structured in a manner to circumvent, or that circumvents, the intent of this definition in which case this definition shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this definition to the extent necessary to correct this definition or any portion of this definition which may be defective or inconsistent with the intended treatment of such instrument or transaction.

____________________

27 Insert in Additional Priority Notes issued on an Exchange Date pursuant to Section 11 of the Parity Notes.
28 Insert in Initial Priority Notes, in Initial Parity Notes and in Additional Parity Notes.

          (v) "Group" means a "group" as that term is used in Section 13(d) of the Exchange Act and as defined in Rule 13d-5 thereunder.

          (w) "Guarantee Agreement" shall have the meaning ascribed to such term in the Securities Purchase Agreement.

          (x) "Guarantors" shall have the meaning ascribed to such term in the Guarantee Agreement.

          (y) "Holder Pro Rata Amount" means a fraction (i) the numerator of which is the outstanding Principal amount of this Note as of the applicable date of determination and (ii) the denominator of which is the aggregate outstanding principal amount of all Notes as of the applicable date of determination.

          (z) "Holder Repurchase Amount" means the Holder Pro Rata Amount of the Available Proceeds relating to the applicable Offer to Repurchase Event.

          (aa) "Indebtedness" shall have the meaning ascribed to such term in the Indenture.

          (bb) "Indenture" means that certain Indenture dated as of March 2, 2012 among the Company, the guarantors named on the signature pages thereto and Equity Financial Trust Company, as trustee and collateral agent, as may be amended, restated, modified or supplemented from time to time in accordance with the terms thereof.

          (cc) "Indenture Documents" means the Indenture, the Indenture Notes, the Note Guarantee Agreement and the Collateral Documents.

          (dd) "Indenture Notes" means those certain senior secured notes in the aggregate principal amount of $175,000,000 with an interest rate of 10% and a maturity date of March 1, 2017 issued on March 2, 2012 pursuant to the Indenture.

          (ee) "Initial Closing Date" shall have the meaning ascribed to such term in the Securities Purchase Agreement.

          (ff) "Interest Cash Rate" means [(i) from the Issuance Date, inclusive, to December 31, 2014, inclusive, 10.00% per annum, (ii) from January 1, 2015, inclusive, to June 30, 2015, inclusive, 12.50% per annum, (iii) from July 1, 2015, inclusive, to December 31, 2015, inclusive, 15.0% per annum and (iv) from January 1, 2016, inclusive, to the Maturity Date, inclusive, 20.0% per annum, in each case, subject to adjustment as described in Section 2.]29 [(i) from the Issuance Date, inclusive, to December 31, 2014, inclusive, 15.00% per annum, (ii) from January 1, 2015, inclusive, to June 30, 2015, inclusive, 17.50% per annum, (iii) from July 1, 2015, inclusive, to December 31, 2015, inclusive, 20.0% per annum and (iv) from January 1, 2016, inclusive, to the Maturity Date, inclusive, 25.0% per annum, in each case, subject to adjustment as described in Section 2.]30

          (gg) "Interest Capitalized Rate" means the then applicable Interest Cash Rate plus 2.00% per annum, subject to adjustment as set forth in Section 2.

          (hh) "Interest Rate" means the Interest Cash Rate; provided, however, that if the Company delivers an Interest Election Notice to the Holder on or prior to the applicable Interest Notice Due Date indicating it shall pay Capitalized Interest on the next applicable Interest Date and Interest is capitalized on the next applicable Interest Date by adding the accrued Interest to the then outstanding Principal of this Note, the Capitalized Interest payable on such Interest Date shall be calculated at the Interest Capitalized Rate.

          (ii) "Lead Investor" means one or more Affiliates of Gramercy Funds Management LLC.

          (jj) "Lien" shall have the meaning ascribed to such term in the Indenture.

          (kk) "Major Asset Sale" means any sale, disposition or other transfer of any assets or property of the Company or any of its Subsidiaries. For the avoidance of doubt, sales of products and services to customers in the ordinary course of the Company's business, consistent with past practice, shall not constitute a Major Asset Sale.

          (ll) "Options" means any rights, warrants or options to subscribe for or purchase (i) Common Shares or (ii) Convertible Securities.

          (mm) "Parent Entity" of a Person means an entity that, directly or indirectly, controls the applicable Person, including such entity whose common capital or equivalent equity security is quoted or listed on the Eligible Markets (or, if so elected by the Required Holders, any other market, exchange or quotation system), or, if there is more than one such Person or such entity, the Person or such entity designated by the Required Holders or in the absence of such designation, such Person or entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

____________________

29 Insert in Initial Priority Notes and in Additional Priority Notes.
30 Insert in Initial Parity Notes and in Additional Parity Notes.

          (nn) ["Parity Lien" shall have the meaning ascribed to such term in the Collateral Trust Agreement.]31 [Intentionally omitted.]32

          (oo) "Parity Lien Debt" shall have the meaning ascribed to such term in the Collateral Trust Agreement.

          (pp) ["Parity Lien Obligations" shall have the meaning ascribed to such term in the Collateral Trust Agreement.]33 [Intentionally omitted.]34

          (qq) "Parity Notes" shall have the meaning ascribed to such term in the Securities Purchase Agreement.

          (rr) "Permitted Liens" shall have the meaning ascribed to such term in the Indenture.

          (ss) "Permitted Prior Liens" shall have the meaning ascribed to such term in the Collateral Trust Agreement.

          (tt) "Person" means an individual, a limited liability company, a partnership, a limited partnership, a joint venture, a corporation, a company, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

          (uu) "Principal Market" means the TSX, or, if the TSX is not the principal trading market for the Common Shares in Canada, then on the NYSE MKT LLC, or if the NYSE MKT LLC is not the principal trading market for the Common Shares, then on the principal securities exchange or securities market on which the Common Shares are then traded.

          (vv) ["Priority Lien" shall have the meaning ascribed to such term in the Collateral Trust Agreement.]35 [Intentionally omitted.]36

          (ww) "Priority Lien Debt" shall have the meaning ascribed to such term in the Collateral Trust Agreement.

          (xx) "Priority Lien Obligations" shall have the meaning ascribed to such term in the Collateral Trust Agreement.

          (yy) "Priority Notes" shall have the meaning ascribed to such term in the Securities Purchase Agreement.

____________________

31 Insert in Initial Parity Notes and in Additional Parity Notes.
32 Insert in Initial Priority Notes and Additional Priority Notes.
33 Insert in Initial Parity Notes and in Additional Parity Notes.
34 Insert in Initial Priority Notes and Additional Priority Notes.
35 Insert in Initial Priority Notes and Additional Priority Notes.
36 Insert in Initial Parity Notes and in Additional Parity Notes.

          (zz) "Redemption Amount" means the sum of (A) the portion of the Principal (including, without limitation, Capitalized Interest, if any[, and any Exchange Amount]37) to be redeemed or otherwise with respect to which this determination is being made and (B) accrued and unpaid Interest with respect to such Principal.

          (aaa) "Redemption Dates" means, collectively, a Prepayment Date, an Event of Default Redemption Date, a Change of Control Redemption Date and an Offer to Repurchase Date, each of the foregoing, individually, a Redemption Date.

          (bbb) "Redemption Notices" means, collectively, the Event of Default Redemption Notices, the Change of Control Redemption Notices and Acceptance Notices, each of the foregoing, individually, a Redemption Notice.

          (ccc) "Redemption Prices" means, collectively, the Prepayment Price, the Event of Default Redemption Price, the Change of Control Redemption Price and the Offer to Repurchase Price, each of the foregoing, individually, a Redemption Price.

          (ddd) "Related Fund" means, with respect to any Person, a fund or account managed by such Person or an Affiliate of such Person.

          (eee) "Required Holders" means the holders of Notes representing at least a majority of the aggregate principal amount of the Notes then outstanding and shall include the Lead Investor so long as the Lead Investor holds any Notes.

          (fff) "SEC" means the United States Securities and Exchange Commission.

          (ggg) "Securities Purchase Agreement" means that certain securities purchase agreement dated as of the Subscription Date by and among the Company and the Buyers of the Notes pursuant to which the Company issued the Notes and certain warrants to purchase Common Shares.

          (hhh) "Subject Entity" means any Person, Persons or Group or any Affiliate or associate of any such Person, Persons or Group.

          (iii) "Subscription Date" means August 18, 2014.

          (jjj) "Subsequent Placement" means any direct or indirect, offer, sale, grant any option to purchase, or other disposition of any of the Company's or its Subsidiaries' debt, equity or equity equivalent securities, including without limitation any debt, preferred stock or other instrument or security that is, at any time during its life and under any circumstances, convertible into or exchangeable or exercisable for Common Shares or Common Shares Equivalents; provided, however, that Subsequent Placement shall not include (i) the issuance of common or preferred equity securities, if any, at any time until the date that is three (3) months immediately following the Issuance Date at a price per share and/or an exercise price, conversion price or exchange price per share, that is equal to or greater than the Floor Price (as defined in the Warrants), as adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction occurring on or after the Subscription Date, (ii) the issuance and exercise of equity incentive awards issued pursuant to an Approved Share Plan, (iii) the issuance of any Common Shares issuable upon exercise of any Options or Convertible Securities which are outstanding on the day immediately preceding the Subscription Date, provided, that the terms of such Options or Convertible Securities are not amended, modified or changed on or after the Subscription Date, or (iv) the issuance of any Common Shares issuable upon exercise of the Warrants.

____________________

37 Insert in Additional Priority Notes.

          (kkk) "Subsidiary" shall have the meaning ascribed to such term in the Securities Purchase Agreement.

          (lll) "Successor Entity" means one or more Person or Persons (or, if so elected by the Holder, the Company or Parent Entity) formed by, resulting from or surviving any Fundamental Transaction or one or more Person or Persons (or, if so elected by the Holder, the Company or the Parent Entity) with which such Fundamental Transaction shall have been entered into.

          (mmm)"Supermajority Holders" means the holders of Notes representing at least seventy-five percent (75%) of the aggregate principal amount of the Notes then outstanding and shall include the Lead Investor so long as the Lead Investor holds any Notes.

          (nnn) "Trading Day" means any day on which the Common Shares are traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Common Shares, then on the principal securities exchange or securities market on which the Common Shares are then traded; provided that "Trading Day" shall not include any day on which the Common Shares are scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Common Shares are suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York time).

          (ooo) "Transaction Document" shall have the meaning ascribed to such term in the Securities Purchase Agreement.

          (ppp) "Warrants" has the meaning ascribed to such term in the Securities Purchase Agreement.

[Signature Page Follows]

     IN WITNESS WHEREOF, the Company has caused this Note to be duly executed as of the Issuance Date set out above.

BANRO CORPORATION

By: ________________________________
       Name:
       Title: